Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com

Ryan A. Murr Direct: +1 415.393.8373 Fax: +1 415.374.8430 RMurr@gibsondunn.com

November 10, 2016

VIA EDGAR AND OVERNIGHT MAIL

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RXi Pharmaceuticals Corp.
Registration Statement on Form S-1
Filed October 21, 2016
File No. 333-214199

Dear Division of Corporation Finance:

On behalf of RXi Pharmaceuticals Corp. (“RXi” or the “Company”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company’s Registration Statement on Form S-1 filed with the Commission on October 21, 2016 (the “Registration Statement”) contained in your letter dated November 4, 2016 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof. We are separately sending to the Staff a copy of this letter and a version of Amendment No. 1 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Facing Page

1.	In your Fee Table, please revise to calculate the registration fee of the units based on the offer price of the units and the exercise price of the warrants, and calculate the fee of the common stock underlying the warrants based on the exercise price of the warrants. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations 240.05 and 240.06, available on the Commission’s website.

Response: In response to the Staff’s comment, the Fee Table in the Registration Statement has been revised on the facing page of Amendment No. 1.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

Cover Page

2.	Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the amount of securities to be offered in a pre-effective amendment. Accordingly, please confirm that you will revise your disclosure to specify: (i) the number of each of the Class A units and Class B units to be offered; (ii) the number of shares of common stock per Class A unit and the number of shares of Series B Convertible Preferred shares per Class B unit; and (iii) the number of warrants per each Class A unit and Class B unit.

Response: In response to the Staff’s comment, the disclosure in the Registration Statement has been revised throughout the Registration Statement to reflect (i) the number of each of the Class A units and Class B units to be offered; (ii) the number of shares of common stock per Class A unit and the number of shares of Series B Convertible Preferred shares per Class B unit; and (iii) the number of warrants per each Class A unit and Class B unit.

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In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (415) 393-8373.

Very truly yours,

/s/ Ryan A. Murr

Ryan A. Murr

Enclosures

cc:	Geert Cauwenbergh, Dr. Med. Sc., RXi Pharmaceuticals Corporation